SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

Under the Securities Exchange Act of 1934

AMCON Distributing Company

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

02341Q 20 5

(CUSIP Number)

June 18, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02341Q 20 5	13G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 35,686 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 35,686 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,686 Shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO; IA

CUSIP NO. 02341Q 20 5	13G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP CAPITAL ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF NORTH CAROLINA, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 13,593 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 13,593 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,593 Shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.3% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 02341Q 20 5	13G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS HALE PARTNERSHIP FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 11,657 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 11,657 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,657 Shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 02341Q 20 5	13G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS CLARK – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 1,536 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 1,536 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,536 Shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 02341Q 20 5	13G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS MGEN II – HALE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 400 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 400 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400 Shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 02341Q 20 5	13G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS STEVEN A. HALE II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 35,686 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 35,686 Shares of Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,686 Shares of Common Stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0% of the outstanding Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 02341Q 20 5	13G	Page 8 of 11 Pages

Item 1(a).	Name of Issuer:

AMCON Distributing Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7405 Irvington Road

Omaha, Nebraska 68122

Item 2(a).	Name of Person Filing:

This statement (this “Statement”) is filed by the following persons (the “Reporting Persons”):

Hale Partnership Capital Management, LLC (“Hale Adviser”)

Hale Partnership Capital Advisors, LLC (“Hale GP”)

Hale Partnership Fund, L.P. (“Hale Fund I”)

Clark – Hale Fund, L.P. (“Hale Fund II”)

MGEN II – Hale Fund, L.P. (“Hale Fund III” and, together with Hale Fund I and Hale Fund II, the “Hale Funds”)

Steven A. Hale II (“Mr. Hale”)

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office address for each of the Reporting Persons is:

2924 Archdale Drive

Charlotte, North Carolina 28210

Item 2(c).	Citizenship:

The Hale Adviser and the Hale GP are North Carolina limited liability companies.

Each of the Hale Funds is a Delaware limited partnership.

Mr. Hale is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.01 per share, of the Issuer (the “Common Stock”)

Item 2(e).	CUSIP Number:

02341Q 20 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Filed pursuant to Rule 13d-1(c).

CUSIP NO. 02341Q 20 5	13G	Page 9 of 11 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own in the aggregate 35,686 shares of Common Stock.

(b)	Percent of class:

Based on 592,768 shares of Common Stock reported by the Issuer as outstanding as of April 15, 2019 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 18, 2019: (i) Hale Fund I beneficially owned 2.0% of the outstanding shares of Common Stock, (ii) Hale Fund II beneficially owned 0.3% of the outstanding shares of Common Stock, (iii) Hale Fund III beneficially owned 0.1% of the outstanding shares of Common Stock, (iv) Hale GP beneficially owned 2.3% of the outstanding shares of Common Stock and (v) each of Hale Adviser and Mr. Hale beneficially owned 6.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The Reporting Persons’ beneficial ownership in the Common Stock reported herein consists of (i) 13,593 shares of Common Stock held by the Hale Funds and (ii) 22,093 shares of Common Stock held in a discretionary separately managed account (the “Managed Account”) for which Hale Adviser serves as investment manager.

Hale Fund I directly holds and has shared voting and dispositive power with respect to 11,657 shares of Common Stock. Hale Fund II directly holds and has shared voting and dispositive power with respect to 1,536 shares of Common Stock. Hale Fund III directly holds and has shared voting and dispositive power with respect to 400 shares of Common Stock.

Hale GP, as the general partner of each of the Hale Funds, may be deemed to have shared voting and dispositive power with regard to the 13,593 shares of Common Stock directly held by the Hale Funds and, consequently, Hale GP may be deemed to possess indirect beneficial ownership of such shares. Hale GP disclaims beneficial ownership of such shares for all other purposes.

CUSIP NO. 02341Q 20 5	13G	Page 10 of 11 Pages

Hale Adviser, as the investment manager of each of the Hale Funds and the Managed Account, and Mr. Hale, as the sole manager of Hale Adviser and Hale GP, may be deemed to have shared voting and dispositive power with regard to (i) the 13,593 shares of Common Stock directly held by the Hale Funds and (ii) the 22,093 shares of Common Stock directly held in the Managed Account and, consequently, Hale Adviser and Mr. Hale may be deemed to possess indirect beneficial ownership of such shares. Hale Adviser and Mr. Hale disclaim beneficial ownership of such shares for all other purposes.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of each of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 02341Q 20 5	13G	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the Common Stock of the Issuer.

Dated: June 28, 2019

HALE PARTNERSHIP CAPITAL MANAGEMENT, LLC

By:	/s/ Steven A. Hale II

Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP CAPITAL ADVISORS, LLC

By:	/s/ Steven A. Hale II

Name:	Steven A. Hale II
Title:	Manager

HALE PARTNERSHIP FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II

Name:	Steven A. Hale II
Title:	Manager

CLARK – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II

Name:	Steven A. Hale II
Title:	Manager

MGEN II – HALE FUND, L.P.

By:	Hale Partnership Capital Advisors, LLC, its General Partner

	By:	/s/ Steven A. Hale II

Name:	Steven A. Hale II
Title:	Manager

/s/ Steven A. Hale II
STEVEN A. HALE II